[CITIGROUP LETTERHEAD]

December 8, 2006

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc.
Registration Statement on Form N-2
(File No. 333-133618)

To Whom It May Concern::

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby join the request of Aberdeen Australia Equity Fund, Inc. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 12:00 p.m., New York City time, on December 12, 2006, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters intend to distribute copies of the Preliminary Prospectus of the Fund via electronic mail.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ ROBERT BUSH, JR.
Name: Robert Bush, Jr. Title: Managing Director

December 8, 2006

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Aberdeen Australia Equity Fund, Inc.
Registration Statement on Form N-2
(File No. 333-133618)

To Whom It May Concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as attorney-in-fact of Aberdeen Australia Equity Fund, Inc., hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective by 12:00 p.m., New York City time, on December 12, 2006, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters intend to distribute copies of the Preliminary Prospectus of the Fund via electronic mail.

Very truly yours,

By:	/s/ WENDY FOX
Name: WENDY FOX Title: Attorney-in-fact Aberdeen Australia Equity Fund, Inc.